Exhibit 99.2

NEWS RELEASE

Trading Symbol:	TSX: SVM
NYSE: SVM

SILVERCORP REPORTS FINANCIAL AND OPERATING RESULTS FOR THE THIRD QUARTER OF FISCAL 2013

VANCOUVER, British Columbia – February 13, 2012 – Silvercorp Metals Inc. (“Silvercorp” or the “Company”) (TSX: SVM) (NYSE: SVM) today reported its unaudited financial and operating results for the third quarter ended December 31, 2012 (“Q3 Fiscal 2013”).

This earnings release should be read in conjunction with the Company's Management Discussion & Analysis, Financial Statements and Notes to Financial Statements for the corresponding period, which have been posted on SEDAR at www.sedar.com and are also available on the Company's website at www.silvercorp.ca. All figures are in United States dollars unless otherwise stated.

THIRD QUARTER HIGHLIGHTS

  Silver production of 1.52 million ounces;

  >Gold production of 5,676 ounces;

  Sales of $58.7 million;

  Adjusted net income of $14.9 million, or $0.09 per share;

  Cash flow from operations of $27.8 million, or $0.16 per share;

  Cash cost of negative $0.17 per ounce of silver at the Ying Mining District;

  Payment of $4.3 million, or CAD$0.025 per share, in quarterly dividends to shareholders;

  Reported high grade silver-lead-zinc intercepts from the SGX mine and the GC project.

FINANCIALS

In Q3 Fiscal 2013, net income attributable to equity holders of the Company was $5.2 million or $0.03 per share, which includes a $9.6 million non-cash accounting charge to write down the Company’s investment in an associate company to reflect its current share price. Adjusted net income was $14.9 million, or $0.09 per share. Adjusted net income excludes non-recurring or unusual non-operational items and acts as a supplemental financial measure that provides a more complete assessment of the Company’s net income for the period. In the quarter ended December 31, 2011 (“Q3 Fiscal 2012”), the Company reported net income of $20 million or $0.12 per share. There were no adjustments to net income of the prior periods.

When compared to net income of $9.5 million in the second quarter of Fiscal 2013, adjusted net income in the current quarter increased by $5.4 million or 56%, as a result of increased metal production and sales, and a higher realized silver price.

For the current quarter, the Company realized sales of $58.7 million compared to $61.9 million in Q3 Fiscal 2012. The decrease in sales was primarily due to lower base metal production compared to Q3

Fiscal 2012 and was partially offset by additional gold revenues from the BYP mine. During the quarter, the Company sold 1.52 million ounces of silver and 5,676 ounces of gold, compared to 1.55 million ounces of silver and 2,879 ounces of gold in Q3 Fiscal 2012.

Cost of sales in Q3 Fiscal 2013 was $21.2 million compared to $18.3 million in Q3 Fiscal 2012 and included cash costs of $17.1 million compared to $14.5 million in Q3 Fiscal 2012. The increase in cost of sales was primarily due to a 31% increase in ore production, offset by a reduction in overall production cost, which included mining, shipping and milling costs, from $84.90 per tonne to $83.11 per tonne in Q3 Fiscal 2013.

Gross profit margin in Q3 Fiscal 2013 was 64%, compared to 70% in Q3 Fiscal 2012.

Cash flow from operations in Q3 Fiscal 2013 was $27.8 million or $0.16 per share, compared to $31.6 million, or $0.18 per share, in Q3 Fiscal 2012.

For the nine months ended December 31, 2012, net income was $20.9 million or $0.12 per share with adjusted net income of $30.5 million or $0.18 per share, compared to net income of $64.1 million or $0.37 per share, in the same prior year period. During the same comparative periods, sales were $148.5 million compared to $193.7 million, cost of sales was $56.7 million compared to $46.8 million, which resulted in a gross profit margin of 62% compared to 76%. Cash flow from operations was $71.0 million compared to $100.7 million in the same comparative periods. The overall decrease in net income compared to the prior year was mainly due to (i) lower silver price; in the current nine month period, net realized silver price was $23.76 per ounce, which is $4.70 lower compared to net realized silver price of $28.46 per ounce in the same prior year period; (ii) a decrease in base metal production as 54.5 million pounds of lead and zinc were produced in the current nine month period compared to $69.0 million pounds of lead and zinc in the prior year; and (iii) higher overall production costs as more ore was processed.

OPERATIONS

In Q3 Fiscal 2013, on a consolidated basis, the Company produced 1.52 million ounces of silver, 5,676 ounces of gold, 16.4 million pounds of lead and 4.0 million pounds of zinc, compared to 1.55 million ounces of silver, 2,879 ounces of gold, 21.0 million pounds of lead and 3.5 million pounds of zinc in Q3 Fiscal 2012.

Compared to production in the second quarter of Fiscal 2013, the Company produced 233,000 ounces more silver in Q3 Fiscal 2013 which was attributable to a 15% increase in ore mined and processed.

For the nine months ended December 31, 2012, on a consolidated basis, the Company produced 4.03 million ounces of silver, 10,810 ounces of gold, 44.1 million pounds of lead and 10.5 million pounds of zinc, compared to 4.52 million ounces of silver, 6,785 ounces of gold, 58.1 million pounds of lead and 10.9 million pounds of zinc, respectively, in the same prior year period.

1.	Ying Mining District, Henan Province, China

In Q3 Fiscal 2013, the Company mined 236,694 tonnes of ore at the Ying Mining District, an increase of 36%, compared to 174,077 tonnes in Q3 Fiscal 2012. During the quarter, metal production totalled 1.51 million ounces of silver, 1,285 ounces of gold, 15.6 million pounds of lead and 3.2 million pounds of zinc, compared to 1.54 million ounces of silver, 926 ounces of gold, 20.6 million pounds of lead and 3.5 million pounds of zinc in Q3 Fiscal 2012. By increasing ore production, the Company achieved comparable silver production compared to the same quarter last year. Compared with Q2 Fiscal 2013, silver production increased by 18% in Q3 Fiscal 2013.

Head grades were 222 grams per tonne (“g/t”) for silver, 3.2% for lead and 1.0% for zinc, compared to 296 g/t for silver, 5.5% for lead and 1.4% for zinc in the same quarter last year. The lower head grades were a result of the reduction in the cut-off grade for the Ying Mining District, following the recommendation in the 2012 National Instrument 43-101 (“NI 43-101”) Technical Report.

In Q3 Fiscal 2013, total and cash mining costs per tonne were $64.47 and $54.92 compared to $70.23 and $55.92 in Q3 Fiscal 2012, respectively. The decrease in total and cash mining costs is attributable to the increase in tonnes of ore produced during the current quarter as the lower cut-off grade allowed for the increase in shrinkage mining.

For the nine months ended December 31, 2012, the Company mined 623,523 tonnes of ore at the Ying Mining District, and produced 4.01 million ounces of silver, 3,352 ounces of gold, 42.8 million pounds of lead, and 9.6 million pounds of zinc, compared to 526,825 tonnes of ore and production of 4.51 million ounces of silver, 2,629 ounces of gold, 57.7 million pounds of lead, and 10.9 million pounds of zinc in the same prior year period. Head grades were 224 g/t for silver, 3.4% for lead, and 1.1% for zinc compared to 290 g/t for silver, 5.2% for lead and 1.4% for zinc, over the same period last year.

In Q3 Fiscal 2013, a total of 226,764 tonnes of ore were milled, an increase of 29% compared to 175,394 tonnes in Q3 Fiscal 2012. The cash milling cost per tonne decreased 15% from $14.76 in Q3 Fiscal 2012 to $12.61 in Q3 Fiscal 2013, and is attributable to the increase in tonnes of ore milled during the current quarter. For the nine months ended December 31, 2012, a total of 616,389 tonnes of ore were milled compared to 530,485 tonnes in the same prior year period. Over the same comparative period, the cash milling cost per tonne was $12.92 compared to $13.43.

Total and cash costs per ounce of silver in Q3 Fiscal 2013 for the Ying Mining District were $1.52 and negative $0.17, compared to negative $2.67 and negative $4.64, in Q3 Fiscal 2012, respectively. For the nine months ended December 31, 2012, total and cash costs per ounce of silver were $1.66 and negative $0.26, compared to negative $3.52 and negative $5.28, in the same prior year period, respectively. The increase in total and cash costs per ounce of silver was due to higher production costs and a decrease in by-product metal credits.

The operational results for the past five quarters at the Ying Mining District are summarized in the table below:

Quarterly opertional results - Ying Mining District
	Q3 2013	Q2 2013	Q1 2013	Q4 2012	Q3 2012
	31-Dec-12	30-Sep-12	30-Jun-12	31-Mar-12	31-Dec-11
Ore Mined (tonne)
Direct Smelting Ore (tonne)	2,334	2,442	2,250	2,761	4,151
Stockpiled Ore (tonne)	234,360	203,369	178,768	132,986	169,926
	236,694	205,811	181,018	135,747	174,077
Run of Mine Ore (tonne)
Direct Smelting Ore (tonne)	2,334	2,442	2,250	2,761	4,151
Ore Milled (tonne)	224,430	200,728	184,205	133,848	171,243
	226,764	203,170	186,455	136,609	175,394
Metal Sales
Silver (in thousands of ounces)	1,508	1,277	1,223	1,082	1,542
Gold (in thousands of ounces)	1.3	1.3	0.8	1.0	1.0
Lead (in thousands of pounds)	15,642	13,403	13,713	14,668	20,551
Zinc (in thousands of pounds)	3,231	3,412	2,974	2,637	3,525
Head Grade of Run of Mine Ore
Silver (gram/tonne)	222	224	227	275	296
Lead (%)	3.2	3.4	3.6	5.2	5.5
Zinc (%)	1.0	1.2	1.1	1.4	1.4
Recovery Rate of Run of Mine Ore
Silver (%)	93.3	92.7	91.7	93.2	93.3
Lead (%)	95.1	94.3	94.0	96.4	96.4
Zinc (%)	70.4	69.6	63.0	64.6	67.7
Cash Mining Cost ($ per tonne)	54.92	53.27	55.47	57.62	55.92
Total Mining Costs($ per tonne)	64.47	62.56	69.02	73.52	70.23
Cash Milling Cost ($ per tonne)	12.61	12.12	14.17	16.84	14.76
Total Milling Cost ($ per tonne)	14.20	13.84	16.05	19.40	16.42
Cash Cost per Ounce of Silver ($)	(0.17)	(0.74)	0.16	(4.22)	(4.64)
Total Production Cost per Ounce of Silver ($)	1.52	1.05	2.49	(1.84)	(2.67)

2.	BYP Mine, Hunan Province, China

In Q3 Fiscal 2013, the Company mined 35,558 tonnes of ore at the BYP mine with a gold head grade of 3.7 g/t compared to 41,197 tonnes and a gold head grade of 2.3 g/t in Q3 Fiscal 2012. During the quarter, 4,309 ounces of gold were sold at a cash cost per ounce of gold of $266 compared to 1,841 ounces of gold sold at cash cost per ounce of gold of $547 in the same period last year. In Q3 Fiscal 2013, total and cash mining costs per tonne were $70.48 per tonne and $24.72 per tonne compared to $40.27 and $19.36 in Q3 Fiscal 2012, respectively.

DEVELOPMENT AND EXPLORATION

1.	Ying Mining District, Henan Province, China

SGX (Ying) Mine

As at the end of Q3 Fiscal 2013, the Company had completed a total of 1,670 metres (“m”) of ramp development as part of a 5,200m ramp at the SGX mine. The ramp is designed to follow the main S7-

1 and S8 veins from the 450m elevation to the 150m elevation and then bottom at the zero metre elevation, where it will be connected to three existing vertical blind shafts to provide ventilation and access. The Company expects to complete construction of the ramp in calendar year 2015. As construction progresses, the ramp is expected to increase production capacity at the SGX mine starting from the second quarter of Fiscal 2014.

In Q3 Fiscal 2013, the Company also developed 8,800m of horizontal tunnels and completed 20,500m of underground drilling at the SGX mine.

During the quarter, to support the ongoing expansion work at the SGX mine, the Company has completed the design work for a new 5,000 square metre (“m2”) surface facility which will include offices and dormitories. Construction is expected to commence in March 2013.

LM Mine and LM Mine West (“LM West”)

At the LM mine, tunnel development on five mining levels continued and new stopes at both the 750m elevation and the 700m elevation were put into production during the quarter which contributed to the increase in ore mined.

At the end of Q3 Fiscal 2013, the Company completed a total of 1,482m of the development work for a 4,800m access ramp at the LM West. The ramp was collared at the 980m elevation and is designed to provide access to veins LM7, LM8, LM10, LM11, LM12, LM13 at the northern end of LM West and veins LM14, LM16, and LM17 at the southern end of LM West. The upper portion of the ramp has already been connected to existing tunnels at LM West resulting in improved tunnel ventilation and hauling capacity.

At LM West, Shaft 969 is on schedule to become operational in the coming quarter and is expected to commence ore production during the third quarter of Fiscal 2014. Once Shaft 969 and the access ramp and all of the mining levels are completed down to the 500m elevation at LM West in Fiscal 2015, the combined production capacity of the LM and LM West mines is expected to be 300,000 tonnes of ore per year.

To support the expansion in operations at the LM mine and LM West, the Company expects to commence construction of a 3,000m2 surface facility, including offices and a dormitory building during the next quarter.

In Q3 Fiscal 2013, the Company also developed 4,900m of decline and horizontal tunnels and completed 13,800m of underground drilling at the LM mine and LM West.

TLP Mine

In Q3 Fiscal 2013, the Company developed over 5,200m of horizontal tunnels and completed 8,100m of underground drilling during the quarter.

HPG Mine

In Q3 Fiscal 2013, the Company developed over 3,100m of decline and horizontal tunnels and completed 4,600m of underground drilling.

Adoption of the Shrinkage Mining Method

As reported in the prior quarter, following a reduction in the cut-off grades for the Ying Mining District Resource, as per the recommendation of the 2012 NI 43-101 Technical Report prepared by AMC Consultants, the Company has begun to gradually reduce the use of the re-suing method and increase the use of the shrinkage method for mining. This change is expected to increase ore production and lower the cost of extraction per tonne thus increasing cost efficiencies at the Ying Mining District. The Company adopted this mining strategy in October 2012 and implementation will gradually occur over the next six months.

To successfully implement the new mining method, an intensive infill drill program was initiated to more clearly define the ore body boundaries, as they can no longer be visually identified by the occurrences of lead and zinc sulfide as practiced previously (since the elevated silver content occurring in alteration rocks does not contain visually identifiable galena) and as such need to be identified using assay results.

2.	GC Project, Guangdong Province, China

The Company continued to make progress with the development of the GC project towards production.

As at the end of Q3 Fiscal 2013, 476m of the 618m main shaft was completed. The shaft is expected to reach its designed elevation of -370m in the second quarter of Fiscal 2014. Installation of the hoist system, including hoist tower, for the shaft is expected to be completed by the beginning of Fiscal 2015.

In Fiscal 2014, the Company will use the main ramp and the exploration ramp access for mining. The main access ramp is now 91% complete with a cumulative total of 2,011m of the 2,210m ramp having been developed as at the end of the current quarter. Development for mining stopes through the main ramp along the V2 vein has accessed at the 10m elevation of the V2 veins through cross-cut tunnels. The Company is assessing the most suitable mining method amendable to the V2 vein as recent infill drilling has indicated that the V2 vein’s true width can be more than 30m.

As of the end of the quarter, 1,334m of the 4,600m exploration ramp was completed. Once the exploration ramp is completed, it will provide access to all known veins within a horizontal distance of 250m. The exploration ramp has accessed the V9, V9-1, V9W-1 and V9W-2 vein groups at the 100m, 50m and 0m elevations through cross-cut already. The exploration ramp is expected to cut through the V2 vein at -50m elevation by March 2013. The exploration ramp has also connected to the main ramp at the 100m and 0m elevations, and connected to the main shaft at the 100m elevation to provide ventilation and safety exit.

The construction of the 1,600 tonne per day (“t/d”) floatation mill had been completed. The Company will commence trial production after the Chinese New Year Holiday, which ends before the end of February 2013. The trial runs, which are expected to last several months, will fine tune the mill circuit to achieve the desired metallurgical recovery rates for silver, lead, zinc, tin, and sulphur in concentrates. The construction of the dry stack tailings storage facility and the related safety and environmental protection facilities is expected to be completed by the end of March 2013.

During the 2012 calendar year, the construction of the mill and underground development work at the GC project was constrained by insufficient power supply. The construction of a new power supply system, consisting of a 5.8 kilometre power line, a 110 KV substation, and a 10KV safety back-circuit began in late September 2012 to provide sufficient power to the site. By the end of the current quarter, construction of the new power supply system was complete and it has passed an inspection by local utility authorities. Since then, power at the GC project has been supplied through this new system, which has sufficient capacity to even support production expansion in the future.

In August 2012, the National Development and Reform Commission (“NDRC”) of China introduced a new state regulation, FaGaiTouZi (2012) No. 2492, which was implemented by the Guangdong Provincial government during the quarter. According to the new regulation, all major capital asset investment projects in China are subject to a Social Impact and Stability Assessment (“SISA”) review. Accordingly, the Company has engaged a qualified Chinese engineering firm, Guangdong Metallurgical and Architectural Design Institute (“GMADI”) to complete a SISA Review report. The report has gone through a local community consultation and has received a positive review by an independent qualified panel commissioned by local authorities. The Company will submit the report to the NDRC of Guangdong Province for final approval and filing after the Chinese New Year.

To achieve formal commercial production, the Company is required to pass a series of regulatory inspections to ensure it has complied with safety and environmental protection requirements, described in the previously submitted reports to regulators. Those reports include the Mine Design and its related Safety Measures and Facilities Report (“MDSMF”), Environmental Assessment Study Report, Soil Conservation Report, and Tailings Storage Facility Safety Measures Report.

The Administration of Work Safety of Guangdong Province (“AWSGP”) shall perform a MDSMF inspection, which is expected to focus on areas of rock stability and treatment, the ventilation system, water sunk and pump station, underground power supply system, and safety escape system. As subsequent improvements were made during mine development to adapt to actual underground rock conditions, the Company may be required to modify the MDSMF and re-submit to AWSGP. Accordingly, the Company has engaged GMADI to conduct a review and comparison of the completed mine development work with the original MDSMF, in order to identify and re-submit any required modifications. Once the final inspection is completed by the AWSGP, a Safety Production Permit shall then be granted. The Company expects to complete the required Phase One MDSMF and pass the inspection by the second quarter of Fiscal 2014.

The Company is also required to pass an environmental protection facility inspection by the Guangdong Department of Environment Protection. The construction of the required environmental protection facilities for the mill, mine, tailings storage, as well as implementation of soil conservation measures is well underway. The Company expects to complete the construction of these facilities and pass the inspection by the end of April 2013.

Prior to passing these inspections and the commencement of commercial production, trial mining production and trial processing at the mill will commence after the Chinese New Year holiday.

In Q3 Fiscal 2013, the Company completed 6,600m of diamond drilling using five underground drill rigs and two surface drill rigs currently on site at the GC project. During the quarter, exploration, mine development, mill and facility construction expenditures at the GC project were $18.5 million, with development expenditure of the project now totalling $58.5 million as of the end this quarter. The cost of building the GC mine and mill is expected to be within the original budget of approximately US$70 million.

3.	BYP Mine, Hunan Province, China

In Q3 Fiscal 2013, the Company continued with the installation of shaft equipment and construction of the head frame for the 265m deep shaft. Once completed, this shaft which will facilitate mining of the #3 gold mineralization body and the #5 zinc and lead ore body. In addition, the construction of a 1,500 t/d tailings-backfill facility is expected to be completed in the first quarter of Fiscal 2014.

4.	X Mines, Henan Province, China

At the X mines (the XHP and XBG projects), the construction of two declines is currently underway with completion expected in the first quarter of Fiscal 2014. During the quarter, approximately 1,300m of tunneling and 6,300m of diamond drilling were also completed at the X mines.

The X mines will continue to focus on an exploration program that will include surface and underground mapping and systematic sampling as well as surface and underground diamond drilling, with the goal of defining an initial NI 43-101 compliant mineral resource. Exploration and mine development at the X mines will be partially supported from cash flows generated from limited development ore and existing ore stockpiles.

5.	RZY Project, Qinghai Province, China

In December 2012, the Company signed a binding letter of agreement to sell its interest in the RZY project to New Pacific Metals Corp. through the sale of 80% interest of its wholly owned subsidiary Fortress Mining Inc. and its 82% Qinghai Found Mining Co., Ltd. for a cash consideration of $3.5 million. The transaction is pending approval from the Toronto Stock Exchange.

6.	Silvertip Project, British Columbia, Canada

The Company is in the process of preparing a Small Mine Permit application to be submitted to the British Columbia Ministry of Energy and Mines. A Small Mine Permit will allow a 75,000 tonnes per year mining operation.

CONFERENCE CALL AND WEBCAST INFORMATION

An investor conference call will be held on Thursday, February 14, 2013 at 8 a.m. Pacific Time (11 a.m. Eastern Time) to discuss the results. Participants may join the call by dialing 1-866-226-1793 toll-free or 1-416-340-2218 for calls outside of Canada and the U.S. Members of the media are invited to attend on a listen-only basis.

A live audio webcast of the conference call, together with supporting presentation slides, will be available on the home page of the Company's website, www.silvercorp.ca. The webcast will be archived and available on the Company's website for up to one year.

An audio replay will be available until February 21, 2013 by calling 1-800-408-3053 toll free or 1-905-694-9451 for calls outside Canada and the U.S. and entering pass code 9248269.

About Silvercorp

Silvercorp is a low-cost silver-producing Canadian mining company with multiple mines in China which has paid a cash dividend since 2007. The Company is currently developing the GC project in southern China which it expects will become its next operating mine in 2013. The Company’s vision is to deliver shareholder value by focusing on the acquisition of under developed projects with resource potential and the ability to grow organically. For more information, please visit our website at www.silvercorp.ca.

For further information

Jonathan Hackshaw
Director, Investor Relations
Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorp.ca

CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS

Certain of the statements and information in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; the sufficiency of the Company’s capital to finance the Company’s operations; estimates of the Company’s revenues and capital expenditures; estimated production from the Company’s mines in the Ying Mining Camp; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company’s operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company’s properties.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licences; title to properties; First Nations title claims and rights; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company’s existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended March 31, 2012 under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this press release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.

SILVERCORP METALS INC.
Condensed Consolidated Interim Balance Sheets
(Unaudited) (Expressed in thousands of U.S. dollars)

	December 31, 2012	March 31, 2012
ASSETS
Current Assets
Cash and cash equivalents	$69,018	$109,960
Short-term investments	61,290	44,551
Accounts receivable	2,619	12,904
Inventories	7,771	7,006
Due from related parties	104	679
Prepaids and deposits	4,460	5,210
Assets held for sale	3,355	-
	148,617	180,310

Non-current Assets
Long term prepaids and deposits	1,911	6,015
Investment in an associate	6,626	15,872
Other investments	41,240	45,757
Plant and equipment	97,280	68,788
Mineral rights and properties	304,358	258,521
Deferred income tax assets	-	171
TOTAL ASSETS	$600,032	$575,434

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$36,127	$23,590
Deposits received	6,931	7,268
Dividends payable	4,291	4,271
Income tax payable	4,661	5,082
Liabilities held for sale	71	-
	52,081	40,211

Non-current Liabilities
Deferred income tax liabilities	23,353	19,991
Environmental rehabilitation	4,535	4,400
Total Liabilities	79,969	64,602

Equity
Share capital	233,030	232,678
Share option reserve	7,593	5,552
Reserves	24,717	24,717
Accumulated other comprehensive income	25,073	25,285
Retained earnings	153,660	145,580
Total equity attributable to the equity holders of the Company	444,073	433,812

Non-controlling interests	75,990	77,020
Total Equity	520,063	510,832

TOTAL LIABILITIES AND EQUITY	$600,032	$575,434

SILVERCORP METALS INC.
Condensed Consolidated Interim Statements of Income
(Unaudited) (Expressed in thousands of U.S. dollars, except for per share figures)

	Three Months Ended December 31,		Nine Months Ended December 31,
	2012	2011	2012	2011
Sales	$58,717	$61,876	$148,475	$193,650
Cost of sales	21,241	18,326	56,681	46,820
Gross profit	37,476	43,550	91,794	146,830

General and administrative	6,445	6,681	19,482	19,082
General exploration and property investigation	1,345	449	3,198	3,450
Other taxes	854	953	2,502	3,130
Foreign exchange (gain) loss	(697)	451	(332)	(309)
Loss (gain) on disposal of plant and equipment	60	(5)	85	248
Income from operations	29,469	35,021	66,859	121,229

Share of loss in associate	(42)	(137)	(231)	(45)
Impairment on associate	(9,640)	-	(9,640)	-
Write down of inventories	-	-	(348)	-
(Loss) gain on investments	(78)	1,543	(671)	(286)
Other income	214	1,316	382	1,617
Income before finance items and income taxes	19,923	37,743	56,351	122,515

Finance income	999	936	2,841	2,716
Finance costs	(24)	(22)	(69)	(68)
Income before income taxes	20,898	38,657	59,123	125,163

Income tax expense	10,267	11,631	25,471	37,991
Net income	$10,631	$27,026	$33,652	$87,172

Attributable to:
Equity holders of the Company	$5,236	$20,025	$20,850	$64,138
Non-controlling interests	5,395	7,001	12,802	23,034
	$10,631	$27,026	$33,652	$87,172

Earnings per share attributable to the equity holders of the Company
Basic earnings per share	$0.03	$0.12	$0.12	$0.37
Diluted earnings per share	$0.03	$0.12	$0.12	$0.37
Weighted Average Number of Shares Outstanding - Basic	170,748,449	170,612,865	170,720,668	173,095,228
Weighted Average Number of Shares Outstanding - Diluted	171,072,001	171,279,402	171,072,034	173,851,015

SILVERCORP METALS INC.
Condensed Consolidated Interim Statements of Cash Flow
(Unaudited) (Expressed in thousands of U.S. dollars)

	Three Months Ended December 31,		Nine Months Ended December 31,
	2012	2011	2012	2011
Cash provided by
Operating activities
Net income	$10,631	$27,026	$33,652	$87,172
Add (deduct) items not affecting cash:
Unwinding of discount of environmental rehabilitation	24	24	69	70
Depreciation, amortization and depletion	4,463	4,065	11,653	9,946
Share of loss in associate	42	137	231	45
Impairment on associate	9,640	-	9,640	-
Write down of inventories	-	-	348	-
Income tax expense	10,267	11,631	25,471	37,991
Loss (gain) on investments	78	(1,543)	671	286
Loss (gain) on disposal of plant and equipment	60	(5)	85	248
Share based compensation	546	767	2,154	2,386
Income tax paid	(7,948)	(8,871)	(22,323)	(25,661)
Changes in non-cash operating working capital	20	(1,664)	9,341	(11,802)
Net cash provided by operating activities	27,823	31,567	70,992	100,681

Investing activities
Mineral rights and properties
Capital expenditures	(15,442)	(17,761)	(41,855)	(31,462)
Plant and equipment
Additions	(10,990)	(9,251)	(24,475)	(19,401)
Other investments
Acquisition	-	-	(595)	(1,020)
Net redemptions (purchases) of short-term investments	(13,884)	5,639	(16,239)	13,459
Acquisition of Zhongxing/Chuanxin (net of cash acquired, $20)	-	(1,144)	-	(4,547)
Acquisition of SX Gold (net of cash acquired, $554)	-	(11,112)	-	(11,112)
Payment of debts assumed from acquisition	-	(16,095)	-	(16,095)
Changes in long term prepaids and deposits	3,852	18,342	(248)	(2,753)
Net cash used in investing activities	(36,464)	(31,382)	(83,412)	(72,931)

Financing activities
Net repayment from (advance to) related parties	297	8,275	607	(4,015)
Non-controlling interests
Contribution	-	361	-	5,519
Distribution	(7,224)	(13,804)	(14,612)	(13,804)
Cash dividends distributed	(4,295)	(3,381)	(12,820)	(10,686)
Proceeds from issuance of common shares	126	45	239	996
Common shares repurchased as part of normal course issuer bid	-	-	-	(35,380)
Net cash used in financing activities	(11,096)	(8,504)	(26,586)	(57,370)

Effect of exchange rate changes on cash and cash equivalents	1,239	5,410	(118)	3,530

Decrease in cash and cash equivalents	(18,498)	(2,909)	(39,124)	(26,090)

Cash and cash equivalents, beginning of the period	89,334	124,043	109,960	147,224
Cash and cash equivalents included in held for sale assets	(1,818)	-	(1,818)	-

Cash and cash equivalents, end of the period	$69,018	$121,134	$69,018	$121,134

SILVERCORP METALS INC.
Mining Data
(Expressed in thousands of U.S. dollars, except for mining data figures)

	Three months ended December 31, 2012
	Ying Mining District[1]	X Mines[2]		BYP	Total
Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ore (tonne)	2,334	-		-	2,334
Stockpiled Ore (tonne)	234,360	8,932	*	35,558	278,850
	236,694	8,932		35,558	281,184
Run of Mine Ore (tonne)
Direct Smelting Ore (tonne)	2,334	-		-	2,334
Ore Milled (tonne)	224,430	27,265	*	32,699	284,394
	226,764	27,265		32,699	286,728
Mining cost per tonne of ore mined ($)	64.47	-		70.48	65.26
Cash mining cost per tonne of ore mined ($)	54.92	-		24.72	50.98
Non cash mining cost per tonne of ore mined ($)	9.55	-		45.76	14.28
Unit shipping costs($)	3.62	-		-	3.62
Milling cost per tonne of ore milled ($)	14.20	-		14.39	14.23
Cash milling cost per tonne of ore milled ($)	12.61	-		13.49	12.72
Non cash milling cost per tonne of ore milled ($)	1.60	-		0.89	1.51
Average Production Cost
Silver ($ per ounce)	8.53	-		-	8.53
Gold ($ per ounce)	409	-		646	412
Lead ($ per pound)	0.27	-		-	0.27
Zinc ($ per pound)	0.22	-		-	0.22
Total production cost per ounce of Silver ($)	1.52	-			1.52
Total cash cost per ounce of Silver ($)	(0.17)	-			(0.17)
Total production cost per ounce of Gold ($)				630	630
Total cash cost per ounce of Gold ($)				266	266
Total Recovery of the Run of Mine Ore
Silver (%)	93.3	-			93.3
Gold (%)				92.7	92.7
Lead (%)	95.1	-			95.1
Zinc (%)	70.4	-			70.4
Head Grades of Run of Mine Ore
Silver (gram/tonne)	222	-			222
Gold (gram/tonne)				3.7	3.7
Lead (%)	3.2	-			3.2
Zinc (%)	1.0	-			1.0
Sales Data
Metal Sales
Silver (in thousands of ounces)	1,508	11	*	-	1,519
Gold (in thousands of ounces)	1.3	0.1	*	4.3	5.7
Lead (in thousands of pounds)	15,642	788	*	-	16,430
Zinc (in thousands of pounds)	3,231	463	*	283	3,977
Metal Sales
Silver (in thousands of $)	37,551	-		-	37,551
Gold (in thousands of $)	1,533	-		4,934	6,467
Lead (in thousands of $)	12,480	-		-	12,480
Zinc (in thousands of $)	2,061	-		158	2,219
	53,625	-		5,092	58,717
Average Selling Price,Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	24.90	-		-	24.90
Gold ($ per ounce)	1,193	-		1,145	1,155
Lead ($ per pound)	0.80	-		-	0.80
Zinc ($ per pound)	0.64	-		0.56	0.63

1 Ying Mining District includes mines: SGX (Ying), TLP, HPG&LM.
2 X Mines includes the XBG project and XHP project.
* Represents development tunnelling ore at the X mines.

SILVERCORP METALS INC.
Mining Data
(Expressed in thousands of U.S. dollars, except for mining data figures)

	Three months ended December 31, 2011
	Ying Mining District[1]	X Mines[2]		BYP	Total
Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ore (tonne)	4,151	-		-	4,151
Stockpiled Ore (tonne)	169,926	-		41,197	211,123
	174,077	-		41,197	215,274
Run of Mine Ore (tonne)
Direct Smelting Ore (tonne)	4,151	-		-	4,151
Ore Milled (tonne)	171,243	11,667	*	32,408	215,318
	175,394	11,667		32,408	219,469
Mining cost per tonne of ore mined ($)	70.23	-		40.27	64.50
Cash mining cost per tonne of ore mined ($)	55.92	-		19.36	48.92
Non cash mining cost per tonne of ore mined ($)	14.31	-		20.91	15.58
Unit shipping costs($)	3.76	-		-	3.76
Milling cost per tonne of ore milled ($)	16.41	29.65	*	13.21	16.64
Cash milling cost per tonne of ore milled ($)	14.76	26.86	*	12.89	15.12
Non cash milling cost per tonne of ore milled ($)	1.66	2.80	*	0.32	1.52
Average Production Cost
Silver ($ per ounce)	6.81	22.25	*	-	7.44
Gold ($ per ounce)	315	1,392	*	943	378
Lead ($ per pound)	0.22	0.81	*	-	0.24
Zinc ($ per pound)	0.17	-		-	0.19
Total production cost per ounce of Silver ($)	(2.67)	21.17	*		(2.58)
Total cash cost per ounce of Silver ($)	(4.64)	17.20	*		(4.56)
Total production cost per ounce of Gold ($)				943	943
Total cash cost per ounce of Gold ($)				547	547
Total Recovery of the Run of Mine Ore
Silver (%)	93.3	-			93.3
Gold (%)				91.2	91.2
Lead (%)	96.4	-			96.4
Zinc ( %)	67.7	-			67.7
Head Grades of Run of Mine Ore
Silver (gram/tonne)	296	-			296
Gold (gram/tonne)				2.3	2.3
Lead (%)	5.5	-			5.5
Zinc (%)	1.4	-			1.4
Sales Data
Metal Sales
Silver (in thousands of ounces)	1,542	6	*	-	1,548
Gold (in thousands of ounces)	1.0	0.1	*	1.8	2.9
Lead (in thousands of pounds)	20,551	444	*	-	20,995
Zinc (in thousands of pounds)	3,525	-		-	3,525
Metal Sales
Silver (in thousands of $)	38,734	121	*	-	38,855
Gold (in thousands of $)	1,075	155	*	2,444	3,674
Lead (in thousands of $)	16,719	359	*	-	17,078
Zinc (in thousands of $)	2,269	-		-	2,269
	58,797	635		2,444	61,876
Average Selling Price,Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	25.12	22.04		-	25.10
Gold ($ per ounce)	1,159	1,379		1,376	1,276
Lead ($ per pound)	0.81	0.81		-	0.81
Zinc ($ per pound)	0.64	-		-	0.64

1 Ying Mining District includes mines: SGX (Ying), TLP, HPG&LM.
2 X Mines includes the XBG project and XHP project.
* Represents development tunnelling ore at the X mines.

SILVERCORP METALS INC.
Mining Data
(Expressed in thousands of U.S. dollars, except for mining data figures)

	Nine months ended December 31, 2012
	Ying Mining District[1]	X Mines[2]		BYP	Total
Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ore (tonne)	7,027	-		-	7,027
Stockpiled Ore (tonne)	616,496	19,309	*	89,759	725,564
	623,523	19,309		89,759	732,591
Run of Mine Ore (tonne)
Direct Smelting Ore (tonne)	7,027	-		-	7,027
Ore Milled (tonne)	609,362	58,349	*	77,862	745,573
	616,389	58,349		77,862	752,600
Mining cost per tonne of ore mined ($)	65.16	-		60.76	64.60
Cash mining cost per tonne of ore mined ($)	54.53	-		23.86	50.67
Non cash mining cost per tonne of ore mined ($)	10.62	-		36.89	13.93
Unit shipping costs($)	3.72	-		-	3.72
Milling cost per tonne of ore milled ($)	14.64	-		15.10	14.56
Cash milling cost per tonne of ore milled ($)	12.92	-		14.00	13.04
Non cash milling cost per tonne of ore milled ($)	1.72	-		1.10	1.52
Average Production Cost
Silver ($ per ounce)	8.69	-		-	8.69
Gold ($ per ounce)	425	-		760	444
Lead ($ per pound)	0.29	-		-	0.29
Zinc ($ per pound)	0.23	-		-	0.23
Total production cost per ounce of Silver ($)	1.66	-			1.66
Total cash cost per ounce of Silver ($)	(0.26)	-			(0.26)
Total production cost per ounce of Gold ($)				752	752
Total cash cost per ounce of Gold ($)				356	356
Total Recovery of the Run of Mine Ore
Silver (%)	92.6	-			92.6
Gold (%)				92.5	92.5
Lead (%)	94.5	-			94.5
Zinc (%)	67.8	-			67.8
Head Grades of Run of Mine Ore
Silver (gram/tonne)	224	-			224
Gold (gram/tonne)				3.1	3.1
Lead (%)	3.4	-			3.4
Zinc (%)	1.1	-			1.1
Sales Data
Metal Sales
Silver (in thousands of ounces)	4,009	21	*	-	4,030
Gold (in thousands of ounces)	3.4	0.2	*	7.2	10.8
Lead (in thousands of pounds)	42,757	1,313	*	-	44,070
Zinc (in thousands of pounds)	9,617	574	*	283	10,474
Metal Sales
Silver (in thousands of $)	95,241	-		-	95,241
Gold (in thousands of $)	3,894	-		8,667	12,561
Lead (in thousands of $)	34,412	-		-	34,412
Zinc (in thousands of $)	6,103	-		158	6,261
	139,650	-		8,825	148,475
Average Selling Price,Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	23.76	-		-	23.76
Gold ($ per ounce)	1,162	-		1,196	1,185
Lead ($ per pound)	0.80	-		-	0.80
Zinc ($ per pound)	0.63	-		0.56	0.63

1 Ying Mining District includes mines: SGX (Ying), TLP, HPG&LM.
2 X Mines includes the XBG project and XHP project.
* Represents development tunnelling ore at the X mines.

SILVERCORP METALS INC.
Mining Data
(Expressed in thousands of U.S. dollars, except for mining data figures)

	Nine months ended December 31, 2011
	Ying Mining District[1]	X Mines[2]		BYP	Total
Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ore (tonne)	9,838	-		-	9,838
Stockpiled Ore (tonne)	516,987	-		74,863	591,850
	526,825	-		74,863	601,688
Run of Mine Ore (tonne)
Direct Smelting Ore (tonne)	9,838	-		-	9,838
Ore Milled (tonne)	520,647	11,667	*	60,185	592,499
	530,485	11,667		60,185	602,337
Mining cost per tonne of ore mined ($)	62.42	-		36.87	59.24
Cash mining cost per tonne of ore mined ($)	50.05	-		16.26	45.84
Non cash mining cost per tonne of ore mined ($)	12.38	-		20.61	13.40
Unit shipping costs($)	3.78	-		-	3.78
Milling cost per tonne of ore milled ($)	15.02	29.65	*	14.06	15.20
Cash milling cost per tonne of ore milled ($)	13.43	26.86	*	13.56	13.70
Non cash milling cost per tonne of ore milled ($)	1.58	2.80	*	0.50	1.50
Average Production Cost
Silver ($ per ounce)	6.57	22.25	*	-	6.88
Gold ($ per ounce)	263	1,392	*	709	303
Lead ($ per pound)	0.20	0.81	*	-	0.20
Zinc ($ per pound)	0.16	-		-	0.16
Total production cost per ounce of Silver ($)	(3.52)	21.33	*		(3.49)
Total cash cost per ounce of Silver ($)	(5.28)	17.27	*		(5.25)
Total production cost per ounce of Gold ($)				708	708
Total cash cost per ounce of Gold ($)				399	399
Total Recovery of the Run of Mine Ore
Silver (%)	92.8	-			92.8
Gold (%)				92.2	92.2
Lead (%)	95.9	-			95.9
Zinc ( %)	68.9	-			68.9
Head Grades of Run of Mine Ore
Silver (gram/tonne)	290	-			290
Gold (gram/tonne)				2.5	2.5
Lead (%)	5.2	-			5.2
Zinc (%)	1.4	-			1.4
Sales Data
Metal Sales
Silver (in thousands of ounces)	4,512	6	*	-	4,518
Gold (in thousands of ounces)	2.7	0.1	*	4.0	6.8
Lead (in thousands of pounds)	57,691	444	*	-	58,135
Zinc (in thousands of pounds)	10,858	-		-	10,858
Metal Sales
Silver (in thousands of $)	128,467	121	*	-	128,588
Gold (in thousands of $)	2,998	155	*	5,353	8,506
Lead (in thousands of $)	48,798	359	*	-	49,157
Zinc (in thousands of $)	7,399	-		-	7,399
	187,662	635		5,353	193,650
Average Selling Price,Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	28.47	22.04		-	28.46
Gold ($ per ounce)	1,140	1,379		1,324	1,254
Lead ($ per pound)	0.85	0.81		-	0.85
Zinc ($ per pound)	0.68	-		-	0.68

1 Ying Mining District includes mines: SGX (Ying), TLP, HPG&LM.
2 X Mines includes the XBG project and XHP project.
* Represents development tunnelling ore at the X mines.